Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form S-1 of Retension Pharmaceuticals, Inc. (the “Company”) of our report dated March 26, 2026, except for the effects of the restatement described in Note 3, as to which the date is July 31, 2026, and except for the effects of the 1-for-6.21 reverse stock split described in Note 1, as to which the date is October 3, 2026, relating to the consolidated financial statements of Retension Pharmaceuticals, Inc., appearing in the registration statement on Form S--1 (No. 333-299024) which is incorporated by reference in this Registration Statement. Our report includes an explanatory paragraph as to the Company’s ability to continue as a going concern.

/s/ Wolf & Company, P.C.

Boston, Massachusetts

October 8, 2026